As filed with the Securities and Exchange Commission on December 1, 2025

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Adecoagro S.A.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant's name into English)

Grand Duchy of Luxembourg	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
28 Boulevard F.W. Raiffeisen L-2411 Luxembourg Grand Duchy of Luxembourg +352-2644-9372
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc. 122 East 42nd Street, 18th Floor New York, NY 10168 (212) 947-7200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Maurice Blanco Katia Brener Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

PROSPECTUS

Common Shares

Rights to Subscribe for Common Shares

Adecoagro S.A.
(incorporated in the Grand Duchy of Luxembourg)

Adecoagro S.A. (“Adecoagro”), a joint stock company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office located at 28 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg, may offer from time to time common shares, with a nominal value of $1.50 per share (“common shares”), in one or more offerings up to a maximum aggregate offering price of $500,000,000 (the “Securities”). We may from time to time also offer rights to subscribe for our common shares. Our common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “AGRO.” The closing price of our common shares, as reported on the NYSE on November 28, 2025, was $8.13.

We will provide the specific terms of the securities, and the manner in which they will be offered, in one or more supplements to this prospectus. Any supplement may also add, update or change information contained, or incorporated by reference, into this prospectus. You should read carefully both this prospectus and the applicable prospectus supplement, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference,” before you invest in our securities. The amount and price of the offered securities will be determined at the time of the offering.

The securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers and agents; or directly to purchasers. The names of any underwriters, dealers or agents involved in the sale of our securities, their compensation and any option to purchase additional securities held by them will be described in the applicable prospectus supplement. See “Plan of Distribution.”

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus may not be used to offer or sell any securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is December 1, 2025

table of contents

Page

About This Prospectus	1
Special Note On Forward-Looking Statements	2
The Company	4
Risk Factors	6
Enforceability of Civil Liabilities	10
Capitalization	12
Unaudited Pro Forma Consolidated Financial Information	13
Use of Proceeds	23
Dividend Policy	24
Description of Share Capital	25
Taxation	36
Plan of Distribution	37
Legal Matters	40
Experts	40
Where You Can Find More Information	40
Incorporation of Documents by Reference	41

i

About This Prospectus

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell the Securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the Securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities and their offering, including the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Risk Factors,” “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. Capitalized terms not defined herein shall have the meanings assigned to them in our most recent annual report for the fiscal year ended December 31, 2024 on Form 20-F, filed with the SEC on April 25, 2025 (our “2024 Annual Report”), which is incorporated herein by reference.

You should assume that the information in this prospectus or any prospectus supplement, as well as the information incorporated by reference in this prospectus or any prospectus supplement, is accurate only as of the date of the documents containing the information, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference in this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Adecoagro,” the “Company,” “our company,” “we,” “us” and “our” may refer, as the context requires, to Adecoagro S.A. and its consolidated subsidiaries. The common shares that may be offered using this prospectus are referred to collectively as the securities.

Special Note On Forward-Looking Statements

This prospectus, the registration statement of which it forms a part, and the documents incorporated by reference herein contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained, or incorporated by reference, in this prospectus can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included or incorporated herein relate to, among others:

•	our business prospects and future results of operations;

•	weather and other natural phenomena;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations and the effects of the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions, as well as the related countermeasures taken by the countries impacted by such policies;

•	the implementation of our business strategy;

•	the correlation between petroleum, ethanol and sugar prices;

•	our plans relating to acquisitions (including our pending acquisition of Profertil S.A.), joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses;

•	the efficiencies, cost savings and competitive advantages resulting from acquisitions;

•	the implementation of our financing strategy and capital expenditure plan;

•	the maintenance of our relationships with customers;

•	the competitive nature of the industries in which we operate;

•	the cost and availability of financing;

•	future demand for the commodities we produce;

•	international prices for commodities;

•	the condition of our land holdings;

•	our relationship with Tether as our controlling shareholder and its affiliates, and any related conflicts of interest;

•	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

•	our expectations regarding general market conditions as a result of the current geopolitical and economic instability, developments and further escalation of events, including, but not limited to, rising inflation and interest rates, and the outbreak of any pandemics or epidemics;

•	the performance of the South American and world economies;

•	the relative value of the Brazilian Real, the Argentine Peso and the Uruguayan Peso compared to other currencies;

•	the ongoing war between Russia and Ukraine and ongoing tensions in the Middle East region;

•	the difficulty in integrating significant acquisitions, including the pending acquisition in Profertil S.A., or unexpected contingencies we discover following the completion of such acquisitions; and

•	the factors discussed under the section entitled “Risk Factors” in this prospectus and in our 2024 Annual Report.

Forward-looking statements appear in a number of places in this prospectus and in our 2024 Annual Report incorporated by reference herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, such estimates and forward-looking statements might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

Forward-looking statements relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

The Company

Adecoagro is a joint stock company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg. We are a leading agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. We produce a wide range of agricultural products, including various crops, rice, raw milk and sugarcane, many of which we then industrialize and transform into value-added products, such as sugar, ethanol and dairy products. We are also involved in energy production and commercialization. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) implementing sustainable production practices and technologies focused on long-term profitability.

Our principal executive offices are located at 28 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Our telephone number is +352-2644-9372.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.adecoagro.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus or the registration statement of which it forms a part.

Acquisition of Profertil S.A.

On September 5, 2025, we entered into an agreement to acquire Nutrien Ltd.’s (“Nutrien”) 50% equity interests in Profertil S.A. (“Profertil”), the leading producer of granular urea in South America. The remaining 50% stake of Profertil is held by YPF S.A. (“YPF”), the largest oil and gas producer of Argentina. This acquisition is part of our strategy to expand our agro-industrial platform and further diversify our revenue base. We believe that Profertil is one of the most cost-efficient producers of urea and ammonia globally, with access to competitively priced natural gas and located in a net importing region.

The acquisition will be executed through Avaldi S.A. (“Avaldi”), an Argentine holding company created by a partnership between the Company and Asociación de Cooperativas Argentinas (“ACA”), with an 80%-20% ownership structure, respectively.

The total purchase price for Nutrien’s shares in Profertil, after certain price adjustments, is approximately $600 million, subject to a price adjustment linked to the working capital on the closing date. Of this amount, $480 million is for the Company´s stake. An initial down payment of $120 million has already been made proportionally by affiliated companies of the Company and ACA, with the Company contributing $96 million and ACA contributing $24 million, in accordance with their ownership structure.

Under the terms of the Profertil shareholders’ agreement, YPF holds a 90-day right of first refusal to acquire Nutrien’s equity interests in Profertil under the same terms and conditions. As of the date of this prospectus, the main conditions precedent have been fulfilled.

The acquisition remains subject to other customary closing conditions and is expected to be completed before December 31, 2025.

In addition, on December 1, 2025, the Company presented a binding offer to acquire YPF’s  50% equity interests in Profertil under the same terms and conditions agreed for the 50% equity interests in Profertil to be acquired from Nutrien. The total purchase price for YPF’s shares in Profertil, after certain price adjustments, is approximately $600 million. We will use existing cash to pay a down payment of $200 million upon closing of the acquisition. The balance of the purchase price would be paid in installments due in 2026, which we intend to finance through a combination of sales of equity and additional borrowing. The acceptance of our offer to YPF is subject to approval by YPF’s Board of Directors, which is expected to occur in December 2025. If approved, this additional acquisition will remain subject to other customary closing conditions, with completion expected by December 31, 2025. While no assurances can be given, we believe that this acquisition of the remaining 50% equity interests in Profertil is probable and that YPF is likely to accept the offer. If both the acquisitions of Nutrien’s and YPF’s equity interests in Profertil are consummated, the Company will have a 90% equity interest in Profertil and ACA will have a 10% equity interest.

We refer to the acquisition of Nutrien’s and YPF’s equity interests in Profertil collectively as the “Profertil Acquisition.”

See “Risks related to the probable Profertil Acquisition,” “Unaudited Pro Forma Consolidated Financial Information” and our report on Form 6-K which was furnished to the SEC on December 1, 2025, which includes as exhibits the audited consolidated financial statements of Profertil.

Risk Factors

Investing in the securities offered using this prospectus involves risk. Before you decide to buy our securities, you should carefully consider the risks described under the heading “Risk Factors” in our 2024 Annual Report, which is incorporated herein by reference, as well as the risks that are described in the applicable prospectus supplement and in other documents incorporated by reference into this prospectus. If any of these risks actually occur, our business, financial condition and results of operations could suffer, and the trading price and liquidity of the securities offered using this prospectus could decline, in which case you may lose all or part of your investment. Please see “Where You Can Find More Information” and “Incorporation of Documents by Reference” for information on where you can find the documents we have filed with or furnished to the SEC and which are incorporated into this prospectus by reference.

Risks related to the Company

Our controlling shareholder may have regulatory, reputational, or operational exposures that could indirectly affect us.

In October 2021, the U.S. Commodity Futures Trading Commission (CFTC) instituted and settled regulatory proceedings against Tether Holdings Limited, Tether Limited, Tether Operations Limited, and Tether International Limited (collectively, “Tether Group”) by way of an order accepting Tether Group’s payment of a civil monetary penalty of $41 million without admitting or denying any of the CFTC’s findings or conclusions. The order settled CFTC allegations that, from June 2016 to February 2019, Tether Group made untrue or misleading statements and omissions of material fact or omitted to state material facts necessary to make statements made not true or misleading in connection with, among other things, whether its stablecoin, USDT, was fully backed by U.S. dollars held in bank accounts in Tether Group’s name.

In February 2021, the Office of the Attorney General of the State of New York (NYAG) entered into an agreement with Tether Group and several Bitfinex (a group of companies with which Tether Group is affiliated) companies to settle a 2019 proceeding brought by NYAG seeking an injunction related to, among other things, the transfer of certain funds by and among Bitfinex and Tether Group. Without admitting or denying NYAG’s findings, Bitfinex and Tether Group agreed to settle the NYAG proceeding by paying $18.5 million in penalties to the State of New York. The agreement further required Bitfinex and Tether Group to discontinue any trading activity with New York persons or entities and to submit to mandatory reporting on certain business functions.

While to our knowledge the Tether Group is not currently subject to any known ongoing enforcement proceedings, we cannot assure you that future regulatory developments involving the Tether Group would not have some indirect adverse impact on our business.

In the future, we may hold stablecoins or other digital assets in our balance sheet, which could expose us to a variety of factors that are difficult to evaluate with respect to the digital asset ecosystem, a relatively new and rapidly changing industry.

We are exploring the possibility of opportunistically trading some of our agricultural by-products (such as renewable electricity) and products for consideration that may consist of stablecoins or other digital assets. Digital assets may be used, among other things, to buy and sell goods and services or to transfer and store value by users. The digital asset ecosystem is a new and rapidly evolving industry, and its growth is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset ecosystem include:

•	continued worldwide growth in the adoption and use of cryptocurrencies and other digital assets;

•	government and quasi-government regulation of cryptocurrencies and other digital assets and their use, or restrictions on or regulation of access to and operation of public blockchains or digital asset networks or protocols;

•	the security, maintenance and development of the open-source software protocol and other technologies impacting digital asset networks;

•	changes in consumer demographics and public tastes and preferences;

•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and

•	general economic conditions and the regulatory environment relating to digital assets and relevant service providers.

The price of digital assets has been, and is expected to continue to be, volatile and subject to fluctuations. A variety of factors, known and unknown, may affect price and valuation. While our investment strategy does not currently contemplate a material investment in digital assets, a decrease in the price of digital assets that we may hold as investments in the future may have an adverse effect on our financial condition. Furthermore, there is no assurance that the availability of and access to digital asset service providers will not be negatively affected by government regulation or supply and demand of digital assets.

Risks related to Argentina

The Argentine government may not be able to implement its proposed economic reforms.

On October 26, 2025, mid-term national congressional elections were held in Argentina, resulting in President Javier Milei’s La Libertad Avanza party (“LLA”) securing approximately 41% of the votes and winning a third of the Lower House seats, a key threshold for blocking opposition bills and backing presidential decrees. Nevertheless, LLA still fell short of a majority in either chamber of Congress. As a result, the ability of the Milei administration to continue its reform agenda and effectively implement ongoing economic reforms or react appropriately to future economic situations may be limited. The inability of the Argentine government to effectively implement its agenda could negatively affect the economy and therefore have a material adverse effect on our business, financial condition, results of operations and prospects.

In this sense, although financial markets appear to have reacted positively to the election results, there is no assurance that such conditions will persist. Political or social opposition to the government’s reform measures, adverse external developments, or delays in the implementation of structural policies could reverse these trends and generate volatility in the Argentine financial markets, adversely affecting access to international financing, the value of the Argentine peso, and the overall stability of the Argentine economy. We cannot assure whether any such changes will occur or, if they do, predict their timing or their potential impact on our business, financial condition, results of operations or prospects.

Risks related to the probable Profertil Acquisition

The actual financial positions and results of operations of Adecoagro following the Profertil Acquisition may differ materially from the unaudited pro forma consolidated financial information included in this prospectus.

The unaudited pro forma consolidated financial information contained in this prospectus is presented for illustrative purposes only and may not be an indication of what our financial position or results of operations would have been had the transaction contemplated by the acquisition agreement been completed on the dates indicated. The unaudited pro forma consolidated financial information has been derived from the historical consolidated financial statements of Profertil and Adecoagro, and certain adjustments and assumptions have been made regarding the combined businesses after giving effect to the transaction. The assets and liabilities of Profertil have been measured at fair value based on various preliminary estimates using assumptions that our management believes are reasonable using information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma consolidated financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma consolidated financial information and Adecoagro’s financial position and future results of operations.

In addition, the assumptions used in preparing the unaudited pro forma consolidated financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the closing of the transactions contemplated by the acquisition agreement. Any potential decline in our financial condition or results of operations may cause significant variations in our share price.

The Profertil Acquisition is subject to mandatory notification to the Argentine Antitrust Authority.

Antitrust authority approval is not a condition precedent to the closing of the Profertil Acquisition. However, after the closing of the Profertil Acquisition, Avaldi is required to file all requested documentation with the Argentine Antitrust Authority to seek and obtain antitrust approval of the Profertil Acquisition itself. Avaldi assumes the entire risk and burden of the antitrust approval and is the sole responsible party to perform all actions required by any governmental order issued by the Argentine Antitrust Authority in connection with the Profertil Acquisition. There can be no assurance on the terms in which the Profertil Acquisition will be approved by the Argentine Antitrust Authority or if it will be approved at all.

Acquisitions that we have completed, including the Profertil Acquisition, and any future acquisitions, strategic investments, partnerships, or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

One of our principal business strategies includes acquisitions of new agro-industrial platforms, enabling us to continue diversifying our operations and other strategic transactions, including in jurisdictions in which we do not currently operate. The successful acquisition and integration of platforms, including the Profertil Acquisition, requires an assessment of several factors, including development and operating costs, and potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject platforms that we believe to be generally consistent with industry practices. Our review and the review of advisors will not reveal all existing or potential problems, nor will it permit us or them to become sufficiently familiar with the platforms to fully assess their deficiencies. Environmental conditions are not necessarily observable even when an inspection is undertaken. We or advisors may apply different assumptions when assessing the same business. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis. Even in those circumstances in which we have contractual indemnification rights for pre-closing liabilities, it remains possible that the seller will not be able to fulfill its contractual obligations. There can be no assurance that problems related to the assets or management of the companies and operations we have acquired, or operations we may acquire or add to our portfolio in the future, will not arise in future, and these problems could have a material adverse effect on our business, financial condition, and results of operations.

Significant acquisitions, including the Profertil Acquisition, and other strategic transactions may involve other risks, including:

•	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

•	challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with ours while carrying on our ongoing business;

•	contingencies and liabilities that could not be or were not identified during the due diligence process, including with respect to possible deficiencies in the internal controls of the acquired operations; and

•	challenge of attracting and retaining personnel associated with acquired operations.

It is also possible that we may not identify suitable acquisition targets or strategic investment, partnership, or alliance candidates. Our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth opportunities. Moreover, if we fail to properly evaluate acquisitions, including the Profertil Acquisition, alliances, or investments, we may not achieve the anticipated benefits of any such transaction, and we may incur costs in excess of what we anticipate.

Future acquisitions financed with our own cash could deplete the cash and working capital available to adequately fund our operations and return value to shareholders. We may also finance future transactions through debt financing, the issuance of our equity securities, existing cash, cash equivalents or investments, or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our stock. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants.

Failure to consummate the Profertil Acquisition or termination of the acquisition agreement could negatively affect us.

Our business may be adversely impacted if we cannot pursue opportunities that might benefit us because our management is focused on the pending Profertil Acquisition. We will not realize any of the anticipated benefits of the pending Profertil Acquisition until it is completed. The pending Profertil Acquisition may not close for various reasons, including our ability to satisfy closing conditions. In addition, although we have sent a signed offer letter to YPF to purchase its equity interests in Profertil, YPF has not yet accepted our offer, and its Board of Directors may not approve the sale. In the event that we are unable to consummate the pending Profertil Acquisition for either Nutrien’s 50% equity interests in Profertil or YPF’s 50% equity interests in Profertil, the market price of our common shares may decline to the extent that the current market price reflects a market assumption that our pending acquisition will be completed.

Consummation of the Profertil Acquisition could cause disruptions and create uncertainty surrounding our business and affect our relationships with customers, vendors, other business partners and employees.

Some of our customers, vendors and other business partners may delay or defer decisions, seek to change the terms on which they do business or reconsider their relationships with us, which could adversely affect our business and results of operation, regardless of whether the Profertil Acquisition is consummated. The uncertainty created by the pending Profertil Acquisition may also impair our ability to retain and motivate key personnel until the Profertil Acquisition is completed, which could reduce or delay our ability to realize the anticipated benefits of the Profertil Acquisition.

Enforceability of Civil Liabilities

We are a joint stock company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. Most of the members of our board of directors, our senior management and the experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg and penalty clauses and similar clauses on damages or liquidated damages are allowed to the extent that they provide for a reasonable level of damages and the courts of Luxembourg have the right to reduce or increase the amount thereof if it is unreasonably high or low.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The traditional requirements for a valid, final (non-appealable) and conclusive judgment against us in any civil or commercial suit, action or proceeding obtained from a court of competent jurisdiction in the United States, which judgment remains in full force and effect after all appeals as may be taken in the relevant state or federal jurisdiction with respect thereto have been taken, to be enforced through a court of competent jurisdiction of Luxembourg may be the following (subject to compliance with the enforcement procedures set forth in the relevant provision of the Luxembourg New Code of Civil Procedure (Nouveau Code de Procédure Civile) and Luxembourg case-law, which may evolve):

•	the U.S. court awarding the judgment has jurisdiction to hear and adjudicate the respective matter under its applicable laws, and such jurisdiction is recognized by Luxembourg international private law and local law;

•	the judgment is final and duly enforceable (exécutoire) in the jurisdiction where the decision is rendered and has not been fully enforced in that and/or any other jurisdiction;

•	the judgment is not in contradiction with an already issued judgment of a Luxembourg court;

•	the U.S. court has applied the substantive law as designated by the Luxembourg conflict of laws rules. Based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court;

•	the U.S. court has acted in accordance with its own procedural laws and had jurisdiction over the subject matter of the action leading to the judgment;

•	the judgment was granted in compliance with the rights of the defendant in particular, following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense and other conditions for a fair trial have been complied with taking into account all facts and circumstances whether occurring before, during or after trial or the issue and delivery of the judgement, and the judgment has not been obtained by reason of fraud; and

•	the judgment does not contravene international public policy rules as understood under the laws of Luxembourg and has not been given in proceedings of a criminal, penal or tax nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi).

If an original action is brought in Luxembourg, without prejudice to specific conflict of law rules, Luxembourg courts may refuse to apply the designated law (i) if the choice of such foreign law was not made bona fide; (ii) if the foreign law was not pleaded and proven: or (iii) if pleaded and proven, such foreign law was contrary to mandatory Luxembourg laws or incompatible with Luxembourg public policy rules. In an action brought in Luxembourg on the basis of U.S. federal or state securities laws, Luxembourg courts may not have the requisite power to grant the remedies sought.

In addition, actions brought in a Luxembourg court against us or the members of our board of directors, our other officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts do generally not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German.

A contractual provision allowing the service of process against a party to a service agent could be overridden by Luxembourg statutory provisions allowing the valid serving of process against a party subject to and in accordance with the laws of the country where such party is domiciled.

For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors and other executive officers and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our board of directors, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Capitalization

The following table sets forth our cash and cash equivalents and our total capitalization as of September 30, 2025:

•	on an actual basis; and

•	on a pro forma basis to give effect to the Profertil Acquisition, as if such event had occurred on September 30, 2025.

The following table should be read in conjunction our unaudited consolidated interim financial statements as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024 and related notes that are incorporated by reference into this prospectus, the unaudited pro forma consolidated financial information included elsewhere in this prospectus and the other financial information included or incorporated by reference into this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	As of September 30, 2025
	Actual		Pro forma(3)
	(in thousands of U.S. dollars)
Cash and cash equivalents	339,998		9,820
Non-current borrowings:
Senior Notes	760,136		760,136
Bank borrowings	294,056		548,381
Current borrowings:
Senior Notes	6,751		6,751
Bank borrowings	176,028		406,442
Total borrowings	1,236,971	(1)	1,721,710
Total equity attributable to equity holders of the parent	1,371,989		1,371,989
Non-controlling interest	64,569		145,309
Total shareholders’ equity	1,436,558		1,517,298
Total capitalization (2)	2,673,529		3,239,008

(1)	Of our total borrowings, $50.1 million is secured, $520.2 million is unsecured and $771.0 million is guaranteed by our subsidiary guarantors.

(2)	Total Capitalization equals total borrowings plus total shareholders’ equity.

(3)	See “Unaudited Pro Forma Consolidated Financial Information.”

Unaudited Pro forma consolidated financial information

Introduction

For a description of the probable Profertil Acquisition, see “The Company—Acquisition of Profertil S.A.”

Basis of Pro Forma Presentation

The following unaudited pro forma consolidated financial information (the “unaudited pro forma financial statements”) is provided to aid you in your analysis of the financial aspects of the transactions discussed herein.

The unaudited pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses,” as adopted by the SEC on May 21, 2020. We have elected not to present management’s adjustments and have presented only Transaction Accounting Adjustments in the following unaudited pro forma financial statement.

The unaudited pro forma financial statements give effect to the probable Profertil Acquisition, as further discussed in “The Company—Acquisition of Profertil S.A.”

The unaudited pro forma financial statements were derived from our historical consolidated financial statements and the historical financial statements of Profertil, as adjusted to give effect to the transaction. Our historical consolidated financial statements and the historical financial statements of Profertil used in preparing these unaudited pro forma financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). In connection with the pro forma presentation, we evaluated Profertil’s significant accounting policies and determined they are substantially consistent with our policies under IFRS, and therefore no material accounting policy alignment adjustments were required.

The unaudited pro forma consolidated statement of financial position gives pro forma effect to the transaction as if it had been consummated on September 30, 2025. The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2025, and for the year ended December 31, 2024, give effect as if the acquisition had occurred on January 1, 2024.

The unaudited pro forma financial statements have been derived from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma consolidated financial information;

•	the historical audited financial statements of Profertil as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, which are incorporated by reference into this prospectus;

•	the historical unaudited financial statements of Profertil as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024, which are incorporated by reference into this prospectus;

•	the historical audited consolidated financial statements of Adecoagro as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, which are incorporated by reference into this prospectus;

•	the historical unaudited consolidated financial statements of Adecoagro as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024, which are incorporated by reference into this prospectus; and

•	other information relating to Adecoagro.

The unaudited pro forma financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Adecoagro.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2025

	Historical Adecoagro	Historical Proferil (Note 2.3)	Transaction accounting adjustments (Note 3 and Note 3 (e))		Adecoagro Pro Forma consolidated
	(in thousands of U.S. Dollars, except per share value)
ASSETS
Non-Current Assets
Property, plant and equipment, net	1,681,601	586,196	813,804		3,081,601
Right of use assets	400,871	12,450	-		413,321
Investment property	34,208	-	-		34,208
Intangible assets, net	35,423	-	137,338		172,761
Biological assets	41,331	-	-		41,331
Deferred income tax assets	20,968	-	-		20,968
Trade and other receivables, net	56,968	33,771	-		90,739
Derivative financial instruments	9,219	-	-		9,219
Other Assets	3,426	-	-		3,426
Total Non-Current Assets	2,284,015	632,417	951,142		3,867,574
Current Assets
Biological assets	193,376	-	-		193,376
Inventories	407,286	98,758	-		506,044
Trade and other receivables, net	389,085	117,972	(120,000	)(a)	387,057
Derivative financial instruments	5,823	-	-		5,823
Short-term investments	25,464	175,656	-		201,120
Cash and cash equivalents	339,998	3,822	(334,000	)(b)	9,820
Total Current Assets	1,361,032	396,208	(454,000)		1,303,240
TOTAL ASSETS	3,645,047	1,028,625	497,142		5,170,814
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	158,073	356,000	(356,000)		158,073
Share premium	636,139	-	-		636,139
Cumulative translation adjustment	(424,636)	-	-		(424,636)
Equity-settled compensation	11,291	-	-		11,291
Other reserves	153,237	77,021	(77,021)		153,237
Treasury shares	(7,940)	-	-		(7,940)
Revaluation surplus	279,150	-	-		279,150
Reserve from the sale of non-controlling interests in subsidiaries	41,574	-	-		41,574
Retained earnings	525,101	85,409	(85,409)		525,101
Equity attributable to equity holders of the parent	1,371,989	518,430	(518,430)		1,371,989
Non-controlling interest	64,569	-	80,740	(c)	145,309
TOTAL SHAREHOLDERS EQUITY	1,436,558	518,430	(437,690)		1,517,298
LIABILITIES
Non-Current Liabilities
Trade and other payables	990	-	-		990
Borrowings	1,054,192	54,325	200,000	(b)	1,308,517
Lease liabilities	317,869	9,774	-		327,643
Deferred income tax liabilities	344,906	150,838	284,832		780,576
Payroll and social security liabilities	560	-	-		560
Derivatives financial instruments	1,206	-	-		1,206
Provisions for other liabilities	2,668	14,202	-		16,870
Total Non-Current Liabilities	1,722,391	229,139	484,832		2,436,362
Current Liabilities
Trade and other payables	210,065	67,396	400,000	(d)	677,461
Current income tax liabilities	828	27,505	-		28,333
Payroll and social security liabilities	37,582	5,591	-		43,173
Borrowings	182,779	180,414	50,000	(b)	413,193
Lease liabilities	50,206	150	-		50,356
Derivative financial instruments	3,871	-	-		3,871
Provisions for other liabilities	767	-	-		767
Total Current Liabilities	486,098	281,056	450,000		1,217,154
TOTAL LIABILITIES	2,208,489	510,195	934,832		3,653,516
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,645,047	1,028,625	497,142		5,170,814

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2024

	Historical Adecoagro	Historical Profertil (Note 2.3)	Transaction accounting adjustments (Note 3 and Note 3 (e))		Adecoagro Pro Forma consolidated
	(in thousands of U.S. Dollars, except per share value)
Revenue	1,518,907	666,849	-		2,185,756
Cost of revenue	(1,198,715)	(310,603)	(40,690	)(f)	(1,550,008)
Initial recognition and changes in fair value of biological assets and agricultural produce	143,081	-	-		143,081
Changes in net realizable value of agricultural produce after harvest	(28,437)	-	-		(28,437)
Margin on agricultural and industrial activities	434,836	356,246	(40,690)		750,392
General and administrative expenses	(103,880)	(31,174)	-		(135,054)
Selling expenses	(153,482)	(79,854)	-		(233,336)
Other operating income / (expense), net	4,824	666	-		5,490
Profit from operations	182,298	245,884	(40,690)		387,492
Finance income	16,808	45,491	-		62,299
Finance cost	(166,441)	(48,193)	(17,375	)(i)	(232,009)
Other financial results, net	2,421	-	-		2,421
Financial results, net	(147,212)	(2,702)	(17,375)		(167,289)
Profit before income tax	35,086	243,182	(58,065)		220,203
Income tax benefit / (expense)	57,015	(2,050)	14,242	(g)	69,207
Profit for the year	92,101	241,132	(43,823)		289,410

Attributable to:
Equity holders of the parent	92,340	-	175,841		268,181
Non-controlling interest	(239)	-	21,468	(h)	21,229

Average amount of shares (in thousands)	102,606				102,606
Earnings per share (“EPS”) attributable to the equity holders of the parent

Basic EPS	0.900				2.614
Diluted EPS	0.896				2.602

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

	Historical Adecoagro	Historical Profertil (Note 2.3)	Transaction accounting adjustments (Note 3 and Note 3 (e))		Adecoagro Pro Forma consolidated
	(in thousands of U.S. Dollars, except per share value)
Revenue	1,011,798	447,126	-		1,458,924
Cost of revenue	(841,418)	(230,612)	(30,518	)(f)	(1,102,548)
Initial recognition and changes in fair value of biological assets and agricultural produce	77,479	-	-		77,479
Changes in net realizable value of agricultural produce after harvest	7,594	-	-		7,594
Margin on agricultural and industrial activities	255,453	216,514	(30,518)		441,449
General and administrative expenses	(90,014)	(23,315)	-		(113,329)
Selling expenses	(111,316)	(46,644)	-		(157,960)
Other operating income, net	12,063	(367)			11,696
Profit from operations	66,186	146,188	(30,518)		181,856
Finance income	25,036	9,543	-		34,579
Finance cost	(79,104)	(31,475)	(13,031	)(i)	(123,610)
Other financial results, net	(6,029)	-	-		(6,029)
Financial results, net	(60,097)	(21,932)	(13,031)		(95,060)
Profit before income tax	6,089	124,256	(43,549)		86,796
Income tax benefit / (expense)	2,002	(49,362)	10,681	(g)	(36,679)
Profit for the period	8,091	74,894	(32,868)		50,117

Attributable to:
Equity holders of the parent	7,037	-	36,521		43,558
Non-controlling interest	1,054	-	5,505	(h)	6,559

Average amount of shares (in thousands)	100,086				100,086
EPS attributable to the equity holders of the parent

Basic EPS	0.070				0.435
Diluted EPS	0.070				0.434

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(The amounts presented are in thousands of US$, except per share data and except as otherwise indicated).

Note 1 – Accounting for the Profertil Acquisition

1.	Method of Accounting

The Company expects to account for the acquisition of its 90% interest in Profertil as a Business Combination in accordance with International Financial Reporting Standard 3 (IFRS 3). The acquisition of 50% equity interests from Nutrien and the acquisition of YPF’s 50% equity interests in Profertil are expected to occur during the same period. Accordingly, the Company will fully consolidate Profertil's financial statements commencing from the acquisition date.

2.	Application of IFRS 3 (Acquisition Method)

The application of IFRS 3 requires the following key steps:

•	Initial Measurement: the Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

•	Purchase Price Allocation (PPA): the identifiable assets acquired and liabilities assumed will be recognized on the Company’s statement of financial position at their fair values as of the acquisition date.

•	Goodwill: any excess of the cost of the investment over the net fair value of Profertil’s identifiable assets and liabilities will be recognized as goodwill.

•	Non-Controlling Interest (NCI): a non-controlling interest will be recognized for the participation held by ACA.

Note 2 - Basis of Presentation for Unaudited Pro Forma Financial Statements

1. Assumption of Acquisition Date

The unaudited pro forma consolidated financial statements are prepared under the following assumptions regarding the effective date of the transaction:

•	Statement of Income: The unaudited pro forma statements of income for the year ended December 31, 2024, and for the nine months ended September 30, 2025, have been prepared as if the transaction occurred on January 1, 2024, which is the beginning of the earliest period presented.

•	Statement of Financial Position: The unaudited pro forma statement of financial position as of September 30, 2025, has been prepared as if the transaction occurred on September 30, 2025.

2. Preliminary Estimates and Limitations

Management has made significant estimates and assumptions in determining the pro forma adjustments, including a preliminary estimation of the fair values of Profertil's assets and liabilities (including the support of an external expert to determine the fair value of Property, plant and equipment).

•	Final Valuation: We have not completed the detailed valuation studies necessary to arrive at the required final estimates of fair value. A final determination of the fair value of Profertil’s assets and liabilities will be based on the actual net assets and liabilities existing as of the closing date and the final closing adjustments specified in the acquisition agreement.

•	Material Differences: The final purchase price and the purchase price allocation may differ materially from what is presented herein, as the actual adjustments will vary from the pro forma estimates.

•	Exclusions: The unaudited pro forma financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition.

•	Conclusion: Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the transaction based on information available at this time.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the transaction are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the transaction based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition. We and Profertil have not had any historical relationship prior to the transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

In order to determine the basis differences, management performed a preliminary estimation of fair values of the Profertil’s assets and liabilities as of the date of these unaudited pro forma consolidated financial statements. As of the date of this prospectus, we have not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the Profertil’s assets to be acquired and the liabilities to be assumed and the related purchase price allocation. A final determination of the fair value of the Profertil’s assets and liabilities will be based on the actual net assets and liabilities of Profertil that exist as of the closing date and, therefore, cannot be made prior to the completion of the transaction. In addition, the value of the consideration upon the consummation of the transaction will be determined based on the final closing adjustments as determined in the acquisition agreement. We have estimated the fair value of Profertil’s assets and liabilities based on discussions with Profertil’s management, preliminary valuation studies, due diligence, and information presented in Profertil’s public filings. Upon completion of the transaction, final valuations will be performed. The final purchase price and purchase price allocation may be different than what is presented herein, and such differences could be material.

The adjustments to the historical consolidated financial statements as of September 30, 2025 and  for the year ended December 31, 2024 and nine months ended September 30, 2025, are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions will differ from the pro forma adjustments. The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have occurred if the transaction had been completed on the dates indicated or what could be achieved in the future. However, we believe the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated.

3. Reclassifications of the financial statements as reported by Profertil

The following table describes certain presentation changes in the classification of Profertil’s figures as reported in its statement of financial position as of September 30, 2025 and its statements of profit or loss for the nine-month period ended September 30, 2025 and the fiscal year ended December 31, 2024, to conform with the presentation criteria of Adecoagro in the pro forma statement of financial position and the pro forma statements of income for the periods referred to above. Adecoagro is not aware of any material differences between the accounting policies of Adecoagro and Profertil.

Statement of financial position as of September 30, 2025	As reported by Profertil	Reclassifications		Historical Profertil financial statements as conformed
	(in thousands of U.S. Dollars, except per share value)
Line Item
ASSETS
Non-current assets
Other receivables	33,771	(33,771)		-
Trade and other receivables	-	33,771		33,771

Current assets
Trade receivables	94,970	(94,970)		-
Other receivables	23,002	(23,002)		-
Trade and other receivables	-	117,972		117,972
Investments in financial assets	175,656	(175,656)		-
Short term investments	-	175,656		175,656

Non-current Liabilities
Financial debt	54,325	(54,325)		-
Borrowings	-	54,325		54,325
Other liabilities	23,976	(23,976)		-
Lease liabilities	-	9,774		9,774
Provisions for other liabilities	-	14,202		14,202

Current liabilities
Financial debt	180,414	(180,414)		-
Borrowings	-	180,414		180,414
Accounts payables	62,251	(62,251)		-
Taxes payables	1,677	(1,677)		-
Contract liabilities	3,468	(3,468)		-
Trade and other payables	-	67,396		67,396
Other liabilities	150	(150)		-
Lease liabilities	-	150		150

Pro forma statement of income for the nine-months period of September 30, 2025
Cost of sales	(230,612)	230,612		-
Cost of revenue	-	(230,612)		(230,612)
Gross profit	216,514	(216,514)		-
Margin on agricultural and industrial activities	-	216,514		216,514
Other financial results, net	3,961	(3,961)		-
Finance income	1,921	(1,921)		-
Finance cost	(27,814)	27,814		-
Finance income	-	9,543	(i)	9,543
Finance cost	-	(31,475	)(ii)	(31,475)

Pro forma statement of income for the year ended December 31, 2024
Cost of sales	(310,603)	310,603		-
Cost of revenue	-	(310,603)		(310,603)
Gross profit	356,246	(356,246)		-
Margin on agricultural and industrial activities	-	356,246		356,246
Other financial results, net	31,028	(31,028)		-
Finance income	3,984	(3,984)		-
Finance cost	(37,714)	37,714		-
Finance income	-	45,491	(iii)	45,491
Finance cost	-	(48,193	)(iv)	(48,193)

(i)	It includes total Finance income of $1,921; Fair value on financial assets at fair value through profit or loss of $6,378 and Gains of derivative financial instruments of$1,244.

(ii)	It includes total Finance cost ($27,814) and Miscellaneous ($3,661).

(iii)	It includes total Finance income of $3,984 and Fair value on financial assets at fair value through profit or loss of $41,507.

(iv)	It includes total Finance cost ($37,714); Losses on derivative financial instruments ($4,408) and Miscellaneous ($6,071).

Note 3 - Adjustments to the Unaudited Pro forma Consolidated Statement of Financial Position as of September 30, 2025

The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma Transaction Accounting Adjustments:

(a)	It represents the pro forma adjustment to historical amounts to reflect the use of the advance payment of $120 million related to the acquisition under the agreement with Nutrien which was reflected as advanced payment.

(b)	It represents the pro forma adjustment to historical amounts to record the use of cash to pay to Nutrien the balance of the purchase price of the acquisition of its 50% interest in Profertil of $184 million; also the use of proceeds of the $200 million loan with Rabobank at a 6.95% interest rate, with a seven year term and two years of grace period and $50 million from existing lines of credit at a 7% interest rate, and the advance payment of $200 million for the acquisition of YPF’s 50% interest in Profertil.

(c)	It reflects the pro forma adjustments to historical amounts to record the non-controlling interest of ACA for the acquisition of Nutrien’s 50% interest in Profertil. ACA will not participate in the acquisition of the YPF’s 50% interest in Profertil.

(d)	It represents the pro forma adjustment to historical amounts to record the balance of the purchase price of YPF’s 50% interest in Profertil that would be due in 2026. (See “The Company—Acquisition of Profertil S.A.”).

(e)	Represents the pro forma adjustments to historical amounts to record the consolidation of Profertil into Adecoagro and also incorporates the preliminary purchase price allocation of the business combination, including the increased basis of property, plant and equipment, which fair value has been estimated on a pro forma basis and will be depreciated over the estimated useful lives on a pattern of economic benefit and its respective income tax effect, as well as goodwill recognition. It also includes the elimination of the Profertil Shareholder’s equity which is a consolidation adjustment.

The following table summarizes the preliminary calculation of the estimated  purchase price consideration to acquire Profertil for the purposes of the unaudited pro forma financial statements:

Preliminary Estimated Purchase Price Consideration
Amounts paid/to be paid in cash	680,000
Amounts to be paid in installments	400,000
Total purchase consideration	1,080,000

The following table presents a preliminary allocation of the estimated purchase price consideration to the fair values of the identifiable assets acquired and liabilities assumed from Profertil, based on Profertil’s balance sheet as of September 30, 2025, as adjusted for reclassification adjustments and acquisition accounting adjustments:

Cash and cash equivalents	3,822
Short-term investment	175,656
Trade and other receivables	151,743

Right of use assets	12,450
Inventories	98,758
Property, plant and equipment	1,400,000
Total Assets	1,842,429
Trade and other payables	(67,396)
Current income tax liabilities	(27,505)
Lease liabilities	(9,924)
Payroll and other liabilities	(5,591)
Borrowings	(234,739)
Deferred income tax liabilities	(435,670)
Provisions for other liabilities	(14,202)

Total liabilities	(795,027)
Total Net identifiable assets to be acquired	1,047,402
Less: Non-controlling interest in Profertil	(104,740)
Add: Goodwill	137,338
Net assets to be acquired	1,080,000

Note 4 - Adjustments to the Unaudited Pro Forma Consolidated Statement of Income for the Year ended December 31, 2024 and for the Nine-Month Period Ended September 30, 2025

The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Transaction Accounting Adjustments:

(f)	It represents an adjustment to record the estimated additional depreciation expense related to the increased value of property, plant and equipment - net, which has been recorded at estimated fair value on a pro forma basis (see note j). These pro forma PP&E fair value amounts will be depreciated over the estimated remaining useful lives on a straight-line basis consistent with Adecoagro's useful life assumptions, which is calculated as follows:

	Estimated Fair Value	Nine Months Ended September 30, 2025	Year Ended December 31, 2024
Acquired Property, plant and equipment	813,804	30,518	40,690

A 10% increase/decrease in the fair value attributable to PP&E, with all other variables held constant, would result in an increase/decrease in annual depreciation expense of approximately $4,069. Additionally, a one-year increase/decrease in the estimated useful life of PP&E, with all other variables held constant, would result in an increase/decrease in annual depreciation expense in the range of approximately $4,521 to $3,699. The Company's management believes that using a 10% threshold in the sensitivity analysis is the appropriate magnitude given the relative size of the respective adjustments compared to the pro forma total assets and demonstrates a meaningful impact on the unaudited pro forma financial statements.

(g)	It reflects the pro forma adjustments to historical amounts to record the effect of 35% rate of income taxes for the depreciation of the increased basis of property, plant and equipment, which fair value has been estimated on a pro forma basis.

(h)	It reflects the pro forma adjustments to historical amounts to record the non-controlling interest of ACA for the acquisition of Nutrien’s 50% interest in Profertil.

(i)	It includes $17,375 and $13,031 of the calculation of finance cost for additional loans for the acquisition of Nutrien’s 50% interest in Profertil and the advance payment to YPF, for the twelve-month and nine-month periods, respectively.

Use of Proceeds

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of securities offered by us pursuant to this prospectus for general corporate purposes, including payment of the installments due to YPF for the acquisition of its equity interests in Profertil. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. As a result, unless otherwise indicated in the applicable prospectus supplement, our management will have broad discretion to allocate the net proceeds of the offerings.

Dividend Policy

The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically, but not necessarily, based on the recommendation of our Board of Directors. All shares of our capital stock rank pari passu with respect to the payment of dividends. Pursuant to our articles of incorporation, the Board of Directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law.

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of the annual net profits again must be allocated toward the reserve until the 10% threshold is again reached. The legal reserve is not available for distribution.

On March 11, 2025 the Board of Directors, noting that the conditions under applicable law for the distribution of an interim dividend were satisfied, resolved to approve the interim accounts and declared the distribution of an interim dividend of $17.5 million (the “Interim Dividend”), to be paid out of the share premium account of the Company to the shareholders as of the date of record (May 2, 2025), and that such Interim Dividend shall be payable on May 17, 2025. The Board further resolved to propose to the annual general meeting of shareholders to declare a dividend of an amount of $35 million in two installments, part to cover the Interim Dividend and also to provide for the balance of $17.5 million to be paid in November 2025, and to delegate power to the Board of Directors to determine the record date and the payment date therefor. On May 16, 2025, we paid the Interim Dividend to shareholders of the Company of record at close of business on May 2, 2025. The Annual General Meeting of Shareholders held on June 6, 2025 declared a dividend of $35 million to be paid in two installments, the first installment being the Interim Dividend and the second installment of $17.5 million to be paid in November 2025. On November 19, 2025, we paid the second installment in an equal cash amount to shareholders of the Company of record at close of business on November 3, 2025.

Adecoagro is a holding company and has no material assets other than its ownership of partnership interests in Adecoagro LP SCS. As a result, it is a holding entity with no material assets other than its indirect ownership of shares in operating subsidiaries in foreign countries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to Adecoagro LP SCS, which in turn would make distributions to Adecoagro in an amount sufficient to cover any such dividends.

Our subsidiaries in Argentina and Brazil are subject to certain restrictions on their ability to declare or pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments” and “—Risks Related to our Business and Industries—The terms of our indebtedness and that of certain of our subsidiaries impose significant restrictions on our operating and financial flexibility” in our 2024 Annual Report.

Description of Share Capital

Set forth below is certain information relating to our share capital, including brief summaries of the material provisions of our articles of association, the Act and certain related laws and regulations of Luxembourg.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, as amended, and applicable Luxembourg law, including the Act.

General

Adecoagro is a Luxembourg société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the outstanding shares of Adecoagro were acquired by IFH LLC.

On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro in exchange for common shares of Adecoagro. In a series of transactions during 2012, we transferred shares of Adecoagro to certain limited partners of IFH in exchange for their residual interest in IFH, increasing our interest in IFH to approximately 100%.

On January 28, 2011, Adecoagro completed the IPO of its shares on the NYSE. The shares are traded under the symbol “AGRO.”

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. On April 2, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History” in our 2024 Annual Report. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its articles of incorporation and Luxembourg law.

Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 28 Boulevard F.W. Raiffeisen, L-2411 Luxembourg since April 30, 2024.

The corporate purpose of Adecoagro, as stated in Article 4 of our articles of incorporation (Purpose Object), is the following: The object of Adecoagro is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. Adecoagro may carry out its business through branches in Luxembourg or abroad.

Adecoagro may borrow in any form and proceed to the issuance by private or public means of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.

In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Adecoagro has an interest or which form part of the group of companies to which Adecoagro, belongs or any entity as Adecoagro may deem fit (including upstream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Finally, Adecoagro can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital

As of December 31, 2024, our issued share capital amounted to $167,072,722.50, represented by 111,381,815 shares in issue (of which 11,328,038 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up. Consequently, there were 100,053,777 common shares outstanding.

On June 6, 2025, our general meeting of shareholders resolved to reduce our share capital by $9,000,000 and to cancel 6,000,000 shares held in treasury. Following this reduction, and as of September 30, 2025, our issued share capital amounts to $158,072,722.50, represented by 105,381,815 shares. Of these, 5,295,375 shares were held in treasury resulting in 100,086,440 common shares outstanding as of that date.

We have an authorized share capital of $3,000,000,000 including the issued share capital and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of the date hereof) out of such authorized share capital. Our authorized unissued share capital as of October 29, 2025 is $2,841,927,277.50. The authorization of our Board of Directors in connection with our current authorized share capital will expire on October 29, 2030.

Our articles of incorporation authorize the Board of Directors to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the Board or its delegates may decide for a period ending on October 29, 2030 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the Board may issue shares or any securities or instruments giving rights to shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing, or limiting any preemptive subscription right of existing shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Our authorized share capital is determined (and may be increased, reduced or extended) by our articles of incorporation, as amended from time to time, by the decision of our extraordinary general meeting of shareholders with the necessary quorum and majority provided for the amendment of our articles of incorporation.

Form and Transfer of Shares

Our shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the register of shares of the Company. Each transfer of shares in the share register shall be effected by written declaration of transfer to be recorded in the register of shares, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into the share register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed Computershare as our New York registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our Board of Directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.

In addition, our articles of incorporation provide that our shares may be held through a securities settlement system or a professional depository of securities. Shares held in such manner have the same rights and obligations as shares recorded in our shareholder register(s) (subject to complying with certain formalities). Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of Shares

Pursuant to Luxembourg law of August 10, 1915 on commercial companies as amended, the issuance of shares in Adecoagro requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders.” The general meeting of shareholders may however approve an authorized unissued share capital and authorize the Board of Directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years. The general meeting may amend, renew or extend such authorized share capital and authorization to the Board of Directors to issue shares.

We currently have an authorized share capital of $3,000,000,000, including the issued share capital and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of the date hereof) out of such authorized share capital. Our authorized unissued share capital as of October 29, 2025 is $2,841,927,277.50 and is valid until October 29, 2030.

Our articles of incorporation authorize the Board of Directors to issue shares or any securities or instruments giving rights to shares within the limits of the authorized unissued share capital at such times and on such terms as the Board or its delegates may decide for a period ending on October 29, 2030 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the Board may issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing, or limiting any preemptive subscription right of existing shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Our articles provide that no fractional shares may be issued.

Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.

Preemptive Rights

Our articles provide that our Board of Directors may waive, suppress or limit any preemptive subscription right of existing shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Repurchase of Shares

We cannot subscribe for our own shares.

We may, however, repurchase issued shares or have another person repurchase issued shares for our account, subject in particular to the following conditions (except in limited circumstances set forth by law)

•	the prior authorization of our general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;

•	the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital increased by the reserves that we must maintain pursuant to Luxembourg law or our articles of incorporation; and

•	only fully paid up shares may be repurchased.

The general meeting of shareholders has authorized that the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), may purchase, acquire, receive or hold shares in the Company under article 430-15 of the Luxembourg law of August 10, 1915, as amended, from time to time up to 20% of the issued share capital, on the following terms and on such terms as referred to below and as shall further be determined by the Board of Directors of the Company, such authorization being valid (subject to renewal) for a period to end on June 6, 2030.

Acquisitions may be made in any manner including without limitation, by tender or other offers, buyback programs, over the stock exchange or in privately negotiated transactions or in any other manner as determined by the Board of Directors (including derivative transactions or transactions having the same or similar economic effect than an acquisition).

In the case of acquisitions for value:

(i)	in the case of acquisitions other than in the circumstances set forth under (ii), for a net purchase price being (x) no less than 50% of the lowest stock price and (y) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors of the Company (hereafter, the closing price), over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction);

(ii)	in case of a tender offer (or if deemed appropriate by the Board of Directors, a buyback program),

a.	in case of a formal offer being published, for a set net purchase price or a purchase price range, each time within the following parameters: no less than 50% of the lowest stock price and (y) no more than 50% above the highest stock price, in each case being the closing price over the ten (10) trading days preceding the publication date, provided however that if the stock exchange price during the offer period fluctuates by more than 10%, the Board of Directors may adjust the offer price or range to such fluctuations;

b.	in case a public request for sell offers is made, a price range may be set (and revised by the Board of Directors as deemed appropriate) provided that acquisitions may be made at a price which is no less than 50% of the lowest stock price and (y) no more than 50% above the highest stock price, in each case being the closing price over a period determined by the Board of Directors provided that such period may not start more than five (5) trading days before the sell offer start date of the relevant offer and may not end after the last day of the relevant sell offer period.

In addition, pursuant to Luxembourg law the Board of Directors may repurchase shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to the employees.

A share repurchase program was approved by the Board of Directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the Board of Directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. In April 4, 2017, the Board of Directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbor” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on December 11, 2024 for an additional period of 12 months, ending on December 31, 2025, or until the maximum number of shares authorized under the Program are repurchased, whatever occurs first.

Capital Reduction

The articles of incorporation provide that the issued share capital may be reduced, subject to the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders.”

General Meeting of Shareholders

In accordance with Luxembourg law and our articles of incorporation, any regularly constituted general meeting of shareholders of Adecoagro represents the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify acts relating to the operations of the Company.

The annual general meeting of shareholders of Adecoagro as well as any other meetings of shareholders shall be held in the Grand Duchy of Luxembourg at such place and time as indicated in the notice of the meeting.

Each of our shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of incorporation. Each share entitles the holder to one vote at a general meeting of shareholders, subject to our articles of incorporation. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

A shareholder may individually decide not to exercise and waive, temporarily or permanently, all or part of its voting rights and the exercise thereof. The waiving shareholder is bound by such waiver. Our Board of Directors may also decide (subject the applicable majority requirements) to suspend the voting rights of any shareholder that it determines to be in breach of its obligations as described by our articles of incorporation, or any subscription, transaction, governance, shareholders or like agreement. In case the exercise of the voting rights has been waived by one or several shareholders or are suspended, such shareholders may attend any general meeting of shareholders but the shares they hold are not taken into account for the determination of the conditions of quorum and majority to be complied with.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our Board of Directors with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day preceding the fifth (5th) working day before the date of the general meeting except if our Board of Directors decides to change such a time frame.

Our articles of incorporation provide that in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders must receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates should be submitted to us no later than the day preceding the fifth working day before the date of the general meeting unless our board fixes a different period.

Our Board of Directors may determine a date preceding a general meeting as the record date for admission to such general meeting. When convening a general meeting of shareholders, we will publish the convening notice (which must be published at least 15 days before the meeting) in the Recueil Électronique des Sociétés et Associations, and in a Luxembourg newspaper and in the case the shares of the Company are listed on a regulated market, in accordance with the publicity requirements of such regulated market applicable to the Company. If all of the shareholders are present or represented at a general meeting of shareholders, the general meeting may be held without prior notice or publication. The convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

All materials relating to a general meeting of shareholders (including the notice) will be available at the website of Adecoagro at www.adecoagro.com and will be filed with the SEC on Form 6-K. The information on our website is not incorporated by reference in, and does not constitute a part of, this prospectus.

Luxembourg law provides that the Board of Directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, at least 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, at least 10% of the issued share capital, may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, at least 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each share of our shares entitles the holder thereof to one vote at a general meeting of shareholders, subject to the provisions of our articles of incorporation. A shareholder may individually decide not to exercise and waive, temporarily or permanently, all or part of its voting rights and the exercise thereof. The waiving shareholder is bound by such waiver.  Our Board of Directors may also decide (subject the applicable majority requirements) to suspend the voting rights of any shareholder that it determines to be in breach of its obligations as described by our articles of incorporation, or any subscription, transaction, governance, shareholders or like agreement. In case the exercise of the voting rights has been waived by one or several shareholders or are suspended, such shareholders may attend any general meeting of shareholders but the shares they hold are not taken into account for the determination of the conditions of quorum and majority to be complied with.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

Extraordinary general meetings of shareholders are convened to resolve in particular on amendments to the articles of incorporation and certain other limited matters including those described below and are generally subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority of the votes validly cast, irrespective of the number of shares represented. Abstentions are not considered “votes”.

Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for the purpose of in particular (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of Adecoagro, (d) dissolution of the Company or (e) an amendment of the articles of incorporation must generally have a quorum of at least 50% of our issued share capital except in limited circumstances provided for by Luxembourg law or our articles of incorporation. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are generally subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law or our articles of incorporation). Abstentions are not considered “votes”. Pursuant to our articles of incorporation, any direct or indirect amendment of certain provisions of our articles of incorporation are in addition to the majority required by law be subject to a 90% majority of the outstanding voting rights in the Company. Such provisions include provisions on shareholder (voting) rights and obligations, on the requirement that our Board of Directors shall include at least 3 independent directors, the majority requirement for decisions of our Board of Directors on related party transactions as referred to in our articles of incorporation, on the increased majority requirement for certain decisions by the general meeting of shareholders, and the provisions on the waiver and suspension of voting rights.

Appointment and Removal of Directors. Members of the Board of Directors may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. The articles of incorporation also provide that in case of a vacancy the remaining directors may co-opt a director and fill such vacancy. Under the articles of incorporation, all directors are elected for a period of up to three years with such possible extension as provided therein provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders.

If any shareholder controls greater than 50% of our outstanding shares, such shareholder shall be entitled to nominate a number of directors to our Board of Directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Board of Directors by (ii) a fraction having a numerator equal to the aggregate number of our shares then beneficially owned by the relevant shareholder (and evidenced to us), and having a denominator equal to the total number of shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors. Our articles of incorporation provide that our Board of Directors must always include at least 3 independent directors.

Neither Luxembourg law nor our articles of incorporation contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Incorporation

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the articles of incorporation. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of incorporation.

An extraordinary general meeting of shareholders convened for the purpose of amending the articles of incorporation must generally have a quorum of at least 50% of our issued share capital. If such a quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is generally subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders. Pursuant to our articles of incorporation, any direct or indirect amendment of certain provisions of our articles of incorporation are in addition to the majority required by law be subject to a 90% majority of the outstanding voting rights in the Company. Such provisions include provisions on shareholder (voting) rights and obligations, on the requirement that our Board of Directors shall include at least 3 independent directors, the majority requirement for decisions of our Board of Directors on related party transactions as referred to in our articles of incorporation, on the increased majority requirement for certain decisions by the general meeting of shareholders, and the provisions on the waiver and suspension of voting rights.

Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly, the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of the liquidation, dissolution or winding-up of Adecoagro, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up require the approval by an extraordinary general meeting of shareholders of the Company to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of incorporation provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when if declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to the articles of incorporation, the general meeting of shareholders may approve distributions and the Board of Directors may declare interim distribution, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

Annual Accounts

Each year the Board of Directors must prepare annual accounts, that is, an inventory of the assets and liabilities of Adecoagro together with a balance sheet and a profit and loss account. The Board of Directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the management report and the auditor’s reports (inter alia) must be available for inspection by shareholders at the registered office of Adecoagro at least eight calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within one month after the approval and no more than seven months after the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records eight calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid-up, the management reports, the auditor’s report and in case of amendments to the articles, the text of the proposed amendments and the draft of the resulting consolidated articles.

Any registered shareholder is entitled to receive a copy of the annual accounts, the auditor’s reports and the management reports free of charge eight calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

One or more shareholders representing at least 10% of the share capital or 10% of the votes attached to all existing securities may ask the Board of Directors written questions on one or more management operations (opérations de gestion) of the company and, as the case may be, of subsidiaries it controls. In the latter case, the request must be assessed in view of the interest of the companies included within the consolidation. In the absence of response within a period of one month, these shareholders may apply to the court for the appointment of experts instructed to submit a report on the management operations targeted in the question.

Board of Directors

The management of Adecoagro is vested in a board of directors. Our articles of incorporation provide that the Board of Directors must comprise at least three members and no more than 11 members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).

If any shareholder controls greater than 50% of our outstanding shares, such shareholder shall be entitled to nominate a number of directors to our Board of Directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Board of Directors by (ii) a fraction having a numerator equal to the aggregate number of our shares then beneficially owned by the relevant shareholder (and evidenced to us), and having a denominator equal to the total number of shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors. Our articles of incorporation provide that our Board of Directors must always include at least 3 independent directors.

The directors are appointed for a period of up to three years; provided however the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three-year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors shall be eligible for re-election indefinitely. The general meeting of shareholders may dismiss one or more directors at any time, with or without cause by a resolution passed by simple majority vote, irrespective of the number of shares present at such general meeting of shareholders.

Currently our Board of Directors has eight members (see our report on Form 6-K with respect to the changes to the composition of our Board of Directors, which is incorporated by reference herein). Daniel C. Gonzalez resigned from the Board of Directors effective November 3, 2025. The Board of Directors meets as often as required by our interests.

A majority of the members of the Board of Directors in office (and able to vote) present or represented at a board meeting constitutes a quorum, and resolutions are, unless otherwise provided for by our articles of incorporation, adopted by the simple majority vote of the board members present or represented (and able to vote). The board may also take decisions by means of resolutions in writing signed by all directors. Any related party transaction is subject to the prior authorization of the Board deciding at simple majority provided that such majority includes at least a majority of the independent members of the Board of Directors.

Our board may delegate the daily management of the business of Adecoagro, as well as the power to represent Adecoagro in its day-to-day business, to individual directors or other officers or agents of the Company (with power to sub-delegate). In addition, the Board of Directors may delegate the daily management of the business of Adecoagro, as well as the power to represent Adecoagro in its day-to-day business to an executive or other committee as it deems fit. The Board of Directors shall determine the conditions of appointment and dismissal as well as the remuneration and powers of any person or persons so appointed.

The Board of Directors may (but shall not be obliged to unless required by law) establish one or more committees (including without limitation an audit committee, a risk and commercial committee, a strategy committee and a compensation committee) and for which it shall, if one or more of such committees are set up, appoint the members (who may be but do not need to be board members), determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto (subject as to the audit committee as set forth in our articles of incorporation).

Currently our Board has set up five committees: the Audit Committee, the Talent Management & Compensation Committee, the Risk and Commercial Committee, the Strategy Committee and the ESG Committee. See our report on Form 6-K with respect to the changes to the composition of our Board of Directors, which is incorporated by reference herein.

No contract or other transaction between the Company and any other company or firm shall be affected or invalidated by the fact that any one or more of the directors, member of any committee or officers of the Company is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director, member of any committee or officer who serves as a director, officer or employee or otherwise of any company or firm with which the Company shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

In the event a Director or a member of any committee has a direct or indirect financial interest conflicting with that of the Company in a transaction which has to be considered by the Board of Directors or the committee, such Director or member of any committee shall indicate such conflict of interest to the Board or, as the case may be, the committee and shall not deliberate or vote on the relevant matter. Any conflict of interest arising at Board or at committee level shall be reported to respectively the next general meeting of shareholders or the Board of Directors’ meeting before any resolution as and to the extent required by law.

No shareholding qualification for directors is required.

Directors and other officers, past and present, are entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director. We may purchase and maintain for any director or other officer insurance against any such liability.

No indemnification shall be provided to any Director or officer against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. No indemnification will be provided in the event of a settlement (unless approved by a court of competent jurisdiction or the Board of Directors), nor will indemnification be provided in proceedings in which that director or officer has been finally adjudicated to have acted in bad faith and not in the interest of the Company.

Requirements on Related Party Transactions.

Any related party transaction (as defined under Item 7.B of Form 20-F promulgated by the SEC) shall be subject to the prior authorization of the Board of Directors deciding at simple majority provided that such majority includes at least a majority of the independent members of the Board of Directors.

Holding or Acquisition of Shares Above a Certain Threshold

Unless otherwise provided in our articles of incorporation, any person or group of persons acting in concert holding or acquiring eighty percent (80%) or more of the outstanding Shares or of the voting rights in the Company (including as a result of a repurchase of shares or other securities of the Company by (directly or indirectly) the Company or its subsidiaries), shall be obliged to make, or cause to be made, in each country where the Company's securities are admitted to trading on a Regulated Market (as defined in our articles of incorporation) and in each of the countries in which the Company has made a public offering of its shares, an unconditional public offer to acquire for cash all outstanding shares and securities giving access to shares, linked to the share capital or whose rights are dependent on the profits of the Company (hereafter, collectively, “securities linked to capital”), whether those securities were issued by the Company or by entities controlled or established by it or members of its group. Each of these public offers must be conducted in conformity and compliance with the legal and regulatory requirements applicable to public offers in each country concerned and be made in line with the provisions of our articles of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our Board of Directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the registered office of the Company in Luxembourg may always be requested by a shareholder.

DESCRIPTION OF RIGHTS TO SUBSCRIBE FOR COMMON SHARES

We may issue rights to subscribe for our common shares. These rights may or may not be transferable by the security holder receiving the rights. In connection with any offering of rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed after such offering.

The terms of the rights to subscribe for common shares will be set forth in a prospectus supplement which, will describe, among other things:

•	the exercise price;

•	the aggregate number of rights to be issued;

•	the number of common shares purchasable upon exercise of each right;

•	the procedures for exercising the right;

•	the date upon which the exercise of rights will commence;

•	the expiration date;

•	the extent to which the rights are transferable;

•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed common shares;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of the rights; and

•	any other material terms of the rights.

Taxation

Material U.S. Federal Income Tax Considerations

The applicable prospectus supplement for any offers of common shares or rights to subscribe for common shares by the Company will contain information about any material U.S. federal income tax considerations relating to the securities covered by such prospectus supplement.

Material Luxembourg Tax Considerations

Our Annual Report on Form 20-F (which is incorporated by reference herein) provides a discussion of Luxembourg tax consequences that may be relevant to prospective investors in our common shares or rights to subscribe for common shares. The applicable prospectus supplement for any offers of common shares by the Company may also contain information about any material Luxembourg tax considerations relating to the securities covered by such prospectus supplement.

Plan of Distribution

We may sell the securities offered by this prospectus:

•	through or to underwriters;

•	through or to dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of these methods.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The prospectus supplement relating to any offering will identify or describe:

•	any underwriters, dealers or agents;

•	their compensation;

•	the net proceeds to us;

•	the purchase price of the securities;

•	the public offering price of the securities;

•	any discounts or concessions allowed or reallowed; and

•	confirm any exchange on which the securities will be listed, if any.

Underwriters

If we use underwriters in the sale, we will enter into an underwriting agreement, and a prospectus supplement will set forth the names of the underwriters and the terms of the transaction. The underwriters will acquire securities for their own account and may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise stated in the prospectus supplement, various conditions to the underwriters’ obligation to purchase securities apply, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may enter into derivative or other hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities covered by this prospectus including securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowing of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or in a post-effective amendment). We may also sell common shares short using this prospectus and deliver common shares covered by this prospectus to close out such short positions, or loan or pledge common shares to financial institutions that in turn may sell the common shares using this prospectus. We may pledge or grant a security interest in some or all of the securities covered by this prospectus to support a derivative or hedging position or other obligation and, if we default in the performance of its obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus.

If the prospectus supplement so indicates, we may authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement. These contracts will be subject to only those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such offers.

Certain persons participating in certain offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may over-allot in connection with the offering, and may bid for, and purchase, the securities in the open market.

Dealers

If we use dealers in the sale, unless otherwise indicated in the prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Agents and Direct Sales

We may sell securities directly or through agents that we designate. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to our shareholders. In connection with subscription offerings or the distribution of subscription rights to shareholders, if all of the underlying offered securities are not subscribed for, we may sell such unsubscribed offered securities to third parties directly and, in addition, whether or not all of the underlying offered securities are subscribed for, we may concurrently offer additional offered securities to third parties directly.

The prospectus supplement will name any agent involved in the offering and sale and states any commissions we will pay to that agent. Unless indicated otherwise in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

Institutional Investors

Unless otherwise indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from various institutional investors to purchase securities. In this case, payment and delivery will be made on a future date that the prospectus supplement specifies. The underwriters, dealers or agents may impose limitations on the minimum amount that the institutional investor can purchase. They may also impose limitations on the portion of the aggregate amount of the securities that they may sell. These institutional investors include:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies;

•	educational and charitable institutions; and

•	other similar institutions as we may approve.

The obligations of any of these purchasers pursuant to delayed delivery and payment arrangements will not be subject to any conditions. However, one exception applies. An institution’s purchase of the particular securities cannot at the time of delivery be prohibited under the laws of any jurisdiction that governs:

•	the validity of the arrangements; or

•	the performance by us or the institutional investor.

Indemnification

Agreements that we have entered into or may enter into with underwriters, dealers or agents may entitle them to indemnification by us against certain civil liabilities. These include liabilities under the Securities Act of 1933, as amended. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by a law firm named in the applicable prospectus supplement. The validity of the common shares and rights to subscribe for common shares and other matters governed by Luxembourg law will be passed upon for us by Elvinger Hoss Prussen, société anonyme, Luxembourg and for the underwriters by a law firm named in the applicable prospectus supplement.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 20-F of Adecoagro S.A. for the year ended December 31, 2024, have been so incorporated in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Profertil S.A. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 incorporated by reference in this prospectus, have been audited by Deloitte & Co. S.A., independent auditors, as set forth in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The office of Deloitte & Co. S.A. is located at Carlos M. Della Paolera 261 4th floor, City of Buenos Aires, Argentina.

Where You Can Find More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.

Documents that we file with the SEC are also available on the website maintained by the SEC (www.sec.gov). Our common shares are listed on the NYSE. You can consult reports and other information about Adecoagro that it filed pursuant to the rules and regulations of the SEC.

Incorporation of Documents by Reference

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring to documents. The information that we incorporate by reference is an important part of this prospectus. We incorporate by reference the following documents and any future filings that we make with the SEC under Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended, until we complete the offerings using this prospectus:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 25, 2025;

•	our report on Form 6-K with respect to the changes to the composition of our Board of Directors, which was furnished to the SEC on April 30, 2025;

•	Exhibit 99.2 of our report on Form 6-K/A which was furnished to the SEC on December 1, 2025, which includes our unaudited condensed consolidated interim financial statements as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024 and the accompanying notes thereto;

•	our report on Form 6-K with respect to our management’s discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2025 and 2024 which was furnished to the SEC on December 1, 2025;

•	our report on Form 6-K which was furnished to the SEC on December 1, 2025, which includes as exhibits the audited consolidated financial statements of Profertil S.A. as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024, and the accompanying notes thereto, and the unaudited condensed consolidated interim financial statements as of September 30, 2025 and for the nine months ended September 30, 2025 and 2024 and the accompanying notes thereto; and

•	With respect to each offering of securities under this prospectus, all our future reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC or furnish to the SEC, respectively, on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Information that we file with the SEC will automatically update and supersede the information included in this prospectus or previously incorporated by reference into this prospectus. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes, contained in the documents that we incorporate by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, without charge to the requester, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. You can obtain free of charge a copy of any documents that are incorporated by reference in this prospectus at no cost, by writing or telephoning us at:

Adecoagro S.A.

28 Boulevard F.W. Raiffeisen,

L-2411, Luxembourg

Grand Duchy of Luxembourg

Telephone: +352-2644-9372

You should rely only on the information that we incorporate by reference or provide in this prospectus or the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

According to the registrant’s articles of association, the directors and executive officers of the company shall be indemnified by the company for any reasonable expenses incurred and for any loss or damage suffered in connection with any action, lawsuit or proceeding to which they have been a party as a result of their position as director or executive officer, to the extent such action, lawsuit or proceeding is not attributable to them. We maintain liability insurance which insure our directors and officers against liability which he or she may incur in his or her capacity as such.

Item 9. Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Document
1.1**	Form of Underwriting Agreement relating to common shares
3.1*	Amended Articles of Association of Adecoagro S.A., dated October 29, 2025
5.1*	Opinion of Elvinger Hoss Prussen, société anonyme, Luxembourg counsel to the registrant, as to the validity of the common shares.
10.1*†	Share Purchase Agreement dated as of September 5, 2025 relating to the probable acquisition of Profertil
23.1*	Consent of Price Waterhouse & Co. S.R.L.
23.2*	Consent of Deloitte & Co. S.A.
23.3*	Consent of Elvinger Hoss Prussen, société anonyme, Luxembourg (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of the Registration Statement).
107.1*	Filing Fee Table

*	Filed herewith.

**	To be filed, if necessary, by amendment or as an exhibit to a document to be incorporated by reference into this registration statement.

†	Portions of this exhibit have been omitted as permitted under Item 601(b)(10) of Regulation S-K.

Item 10. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To supplement the prospectus, after the expiration of the subscription period for any rights offering, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of Buenos Aires, Argentina, on December 1, 2025.

Adecoagro S.A.

By:	/s/ Mariano Bosch
	Name:	Mariano Bosch
	Title:	Chief Executive Officer

By:	/s/ Emilio F. Gnecco
	Name:	Emilio F. Gnecco
	Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mariano Bosch, Emilio F. Gnecco, Renato Junqueira and Josefina Diaz Vega, their attorneys-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-3, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mariano Bosch	Chief Executive Officer	December 1, 2025
Mariano Bosch	(principal executive officer)

/s/ Emilio F. Gnecco	Chief Financial Officer	December 1, 2025
Emilio F. Gnecco	(principal financial officer and principal accounting officer)

/s/ Juan José Sartori Piñeyro	Director	December 1, 2025
Juan José Sartori Piñeyro

/s/ Christian De Prati	Director	December 1, 2025
Christian De Prati

/s/ Andres Larriera	Director	December 1, 2025
Andres Larriera

/s/ Kyril Robert Leonid Louis-Dreyfus	Director	December 1, 2025
Kyril Robert Leonid Louis-Dreyfus

/s/ Oscar Alejandro León Bentancor	Director	December 1, 2025
Oscar Alejandro León Bentancor

/s/ Manuela Vaz Artigas	Director	December 1, 2025
Manuela Vaz Artigas

/s/ Ivo Andrés Sarjanovic	Director	December 1, 2025
Ivo Andrés Sarjanovic

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned has signed this registration statement, solely in the capacity as the duly authorized representative of the Registrant, in the City of New York, New York, on December 1, 2025.

Authorized U.S. Representative - Cogency Global Inc.

*By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President on behalf of Cogency Global Inc.